November 13, 2014
By EDGAR Correspondence

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          American Express Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-07657

Dear Ms. Blye:

We refer to the comment letter, dated October 31, 2014 (the “Comment Letter”), from the staff (the “Staff”) of the Office of Global Security Risk, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the American Express Company (the “Company”) filing referenced above.

We have set forth below the text of each of the Staff’s comments, as set forth in the Comment Letter, followed by the Company’s response.

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General

Comment 1

In an Enforcement press release dated July 22, 2013, OFAC reported that American Express Travel Related Services Company, Inc. had agreed to pay a civil penalty of $5,226,120 due to its foreign branch offices and subsidiaries having issued 14,487 tickets for travel between Cuba and countries other than the United States between, approximately, December 15, 2005 and November 1, 2011. We further note that American Express Middle East lists on its website contact information for its office in Syria for the purpose of receiving general inquiries from merchants. In addition, we are aware of public information that American Express Middle East has commercial arrangements with Bank Audi and Byblos Bank, both of which operate in Sudan and Syria. Cuba, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K any contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. You should describe any products or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

Response 1

The Company does not solicit business in Cuba, including the issuance of credit or charge cards to Cuban residents, the acquisition of merchants in the country or the sale of Travelers Cheques in the country.  Similarly, the Company does not solicit any business in, or issue charge or credit cards to residents of, Sudan or Syria and does not sell Travelers Cheques in those countries. Other than as described below, the Company does not engage in any activities associated with Cuba, Sudan or Syria.

The Company has a program to comply with applicable obligations under U.S. and other laws, including economic sanctions and export controls administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the U.S. Commerce Department’s Bureau of Industry and Security. Among other requirements, the Company’s policies prohibit unauthorized dealings with Cuba, Sudan and Syria.

Cuba – As noted in the OFAC press release referenced in the Staff’s comment, American Express Travel Related Services Company, Inc. (“TRS”), a wholly-owned subsidiary of the Company, booked travel to Cuba for customers located in certain countries (excluding the United States) through foreign subsidiaries and affiliates domiciled in such countries between, approximately, December 15, 2005 and November 1, 2011 for which TRS received a commission or fee. TRS voluntarily self-disclosed this matter to OFAC. Controls were enhanced to address the issues and the settlement announced by OFAC indicated the final resolution of the matter.

Separate from the activities that were the subject of the OFAC settlement, TRS held licenses from OFAC until June 2014 that permitted it to provide services to arrange travel to Cuba for persons who were officials of the U.S. government, any foreign government and intergovernmental organizations of which the United States was a member, traveling on official business.  In connection with a previously disclosed transaction to establish a joint venture comprising the former Global Business Travel operations of the Company, TRS no longer holds such licenses and no longer provides such services.

Syria – Prior to August 2011, the Company’s activities in Syria were carried out principally through its 50% share in a Bahrain-based non-consolidated joint venture, known as American Express Middle East (“AEME”), with the Mawarid Group, a privately-held investment company based in Riyadh, Saudi Arabia.  Subsequent to the issuance of Executive Order 13582, AEME closed its offices in Syria as of August 2011 (the listing of an office in Syria on the AEME website was an error, which has since been rectified).  In addition, the Company and AEME terminated all relationships with merchants located in Syria and canceled all credit and charge cards issued to Syrian residents. The only activities the Company or AEME conduct in Syria are in connection with travel-related services, which are exempt from the relevant prohibitions.  Specifically, Executive Order 13582 does not prohibit U.S. persons from engaging in transactions ordinarily incident to travel to or from Syria, including importation of accompanied baggage for personal use, and arrangement or facilitation of such travel.  As a result, the Company and AEME may, from time to time, engage in travel-related transactions that are not otherwise prohibited.

Banking Relationships – AEME does not have any relationships with Bank Audi or Byblos Bank in Sudan or Syria.  AEME does have commercial arrangements with Bank Audi and Byblos Bank in non-prohibited jurisdictions.

Comment 2

Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan or Syria. In this regard, discuss any material adverse effects the referenced OFAC settlement relating to your contacts with Cuba may have had upon your financial condition and/or reputation.

Response 2

The Company does not believe that its activities related to Cuba, Sudan or Syria are material to the business of the Company. From a quantitative perspective, the Company’s activities associated with Cuba, Sudan and Syria are negligible

Cuba – The Company estimates that of the aggregate approximately $6.8 billion in travel commissions and fees that it generated during the three-year period and subsequent interim period from January 1, 2011 to September 30, 2014, less than $50,000 in the aggregate (i.e., approximately $15,000 per year) was associated with travel arrangements relating to travel to and from Cuba (which were made pursuant to OFAC licenses TRS maintained until June 2014 or related to the activities TRS conducted until approximately November 1, 2011 that were the subject of the OFAC settlement discussed above).

Syria – Any revenue generated in connection with activities related to Syria (for periods following the effective date of Executive Order 13582 in August 2011) would be related to non-prohibited activities incident to travel as discussed in Comment 1 above.  The Company estimates that of the aggregate approximately $6.8 billion in travel commissions and fees that it generated during the three-year period and subsequent interim period from January 1, 2011 to September 30, 2014, less than $2,500 in the aggregate (i.e., less than $1,000 per year) was associated with travel arrangements relating to travel to and from Syria.

For the period in 2011 prior to the effective date of Executive Order 13582 in August, billed business generated at Syrian merchants through AEME was approximately US$3.7 million of the Company’s overall billed business for 2011 of US$822.2 billion. Also, for 2011, the AEME joint venture generated a net loss from AEME’s activity in Syria of approximately US$(173,000), compared to the Company’s consolidated net income for 2011 of US$4.9 billion.

Sudan – The Company estimates that of the aggregate approximately $6.8 billion in travel commissions and fees that it generated during the three-year period and subsequent interim period from January 1, 2011 to September 30, 2014, less than $240,000 in the aggregate (i.e., less than $65,000 per year) was associated with travel arrangements relating to travel to and from Sudan.

The Company had no assets or liabilities associated with Cuba, Sudan or Syria during the years ended December 31, 2011, 2012 and 2013 and the nine months ended September 30, 2014.

In addition, from a qualitative perspective, the Company does not believe that its business activities associated with Cuba, Sudan or Syria raise any meaningful risk of having a potential material adverse effect on the Company’s brand, reputation or share value or otherwise pose a material risk to the Company’s security holders or would influence a reasonable investor in his, her or its investment decision.

The Company has, from time to time, received inquiries from security holders and members of the media regarding its business activities in certain countries. The Company has responded to these inquiries by indicating that it seeks to make good on its promise to support global travel by legitimate and valued clients while establishing policies that comply with applicable laws and regulations. There has been no significant negative shareholder or Card Member reaction to such activities.

Lastly, the OFAC settlement announced on July 22, 2013 did not have a material adverse impact on the Company’s financial condition or reputation.  The amount of $5,226,120 that TRS agreed to pay to OFAC was less than one-tenth of one percent of the Company’s pre-tax income for 2013 of $7.9 billion.  The Company does not believe it has experienced a material reputational impact as a result of the settlement.  According to one study, the American Express brand increased in value by 11% from 2013 to 2014 (Interbrand, Best Global Brands, 2014).  In addition, the trading price of the Company’s common stock was not noticeably impacted by the announcement and finished the week slightly higher after the announcement (the closing stock price on Friday, July 19, 2013 was $74.06 per share compared with $75.34 on Friday, July 26 on fairly steady volume), while the S&P 500 was relatively flat for the week (the index closed at 1,692.09 on July 19 compared with 1,691.65 on July 26). The Company believes its self-disclosure, implementation of enhanced controls and OFAC compliance program have provided and will continue to provide investors with confidence in the integrity and fundamental soundness of American Express.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter. We are hopeful that we have adequately addressed the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-0488 or Richard Starr at 212-640-5785.

Very truly yours,

/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and
Chief Financial Officer

cc:	Ms. Suzanne Hayes
Mr. Kenneth I. Chenault, CEO, American Express Company
Ms. Linda Zukauckas, Comptroller, American Express Company
Ms. Laureen E. Seeger, General Counsel, American Express Company
Mr. Richard M. Starr, Managing Counsel, American Express Company